UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

VERTEX ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92534K107

(CUSIP Number)

Benjamin P. Cowart

1331 Gemini, Suite 250

Houston, Texas 77058

Telephone: 866-660-8156

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 2 of 13

1.	Name of Reporting Person Benjamin P. Cowart
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 849,182(1)
	8.	Shared Voting Power 5,803,172
	9.	Sole Dispositive Power 849,182(1)
	10.	Shared Dispositive Power 5,803,172

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,652,354 Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) 7.1%(2)
14.	Type of Reporting Person IN

(1) Includes 420,328 shares of Common Stock issuable upon exercise of options which are exercisable within 60 days of the date of this filing.

(2) Based on 93,230,313 shares of Common Stock outstanding as of June 16, 2023, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 3 of 13

1.	Name of Reporting Person Shelley T. Cowart
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 244,299
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 244,299

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,299 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person IN

* Less than 1%.

(1) Based on 93,230,313 shares of Common Stock outstanding as of June 16, 2023, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 4 of 13

1.	Name of Reporting Person The Shelley T. Cowart 2016 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 70,214
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 70,214

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,214 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person OO

* Less than 1%.

 (1) Based on 93,230,313 shares of Common Stock outstanding as of June 16, 2023, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 5 of 13

1.	Name of Reporting Person B&S Cowart II Family LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 5,450,608
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 5,450,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,450,608 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) 5.8%(1)
14.	Type of Reporting Person PN

 (2) Based on 93,230,313 shares of Common Stock outstanding as of June 16, 2023, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 6 of 13

1.	Name of Reporting Person Vertex Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 7,500
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 7,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person CO

* Less than 1%.

(1) Based on 93,230,313 shares of Common Stock outstanding as of June 16, 2023, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 7 of 13

1.	Name of Reporting Person VTX, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 100,765
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 100,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,765 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person CO

* Less than 1%.

(1) Based on 93,230,313 shares of Common Stock outstanding as of June 16, 2023, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 8 of 13

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009, by Benjamin P. Cowart, as amended by the Amendment No. 1 to the Schedule 13D, filed with the Commission on September 12, 2012, Amendment No. 2 to the Schedule 13D, filed with the Commission on December 22, 2014, Amendment No. 3 to the Schedule 13D, filed with the Commission on February 4, 2022, and Amendment No. 4 to the Schedule 13D, filed with the Commission on July 15, 2022 (the Schedule 13D as amended and modified by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 2. Identity and Background

(a)	This Statement is being filed by:

(i)	Benjamin P. Cowart, an individual, the Chief Executive Officer and Chairman of the Issuer;

(ii)	Shelley T. Cowart, an individual, the spouse of Benjamin P. Cowart;

(iii)	The Shelley T. Cowart 2016 Grantor Retained Annuity Trust, a trust of which Shelley T. Cowart serves as trustee of (“Cowart Trust”);

(iv)	B&S Cowart II Family LP, a Texas limited partnership, which is controlled by Mr. Cowart (“Family LP”), of which Mr. Cowart is the General Partner through B&S Cowart Investments L.C.;

(v)	Vertex Holdings, L.P., a Texas Limited Partnership (“Holdings”), of which Mr. Cowart is the General Partner through VTX, Inc.; and

(vi)	VTX Inc., a former Texas corporation (“VTX”), of which Mr. Cowart was the President.

Mr. Cowart may be deemed to beneficially own the securities held by Family LP, Holdings and VTX due to his control of such entities pursuant to the positions he holds with such entities discussed above, and may be deemed to beneficially own the securities held by Shelley T. Cowart, his wife, including the shares held by the Cowart Trust, due to such relationship as husband and wife.

(b)	The residence or business address of:

(i)	Benjamin P. Cowart is 1331 Gemini Street, Suite 250, Houston, Texas 77058;

(ii)	Shelley T. Cowart is 1331 Gemini Street, Suite 250, Houston, Texas 77058;

(iii)	Cowart Trust is 1331 Gemini Street, Suite 250, Houston, Texas 77058;

(iv)	Family LP is 1331 Gemini Street, Suite 250, Houston, Texas 77058;

(v)	Holdings is 1331 Gemini Street, Suite 250, Houston, Texas 77058; and

(vi)	VTX is 1331 Gemini Street, Suite 250, Houston, Texas 77058.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 9 of 13

(c)	The principal occupation of each Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(i)	Benjamin P. Cowart is Chief Executive Officer of the Issuer, an oil and gas re-refining and recycling company, which has the principal business address set forth above under Item 2(b)(i);

(ii)	Shelley T. Cowart is the wife of Benjamin P. Cowart and has an interest in different investments;

(iii)	Cowart Trust is a Texas family trust that holds different assets;

(iv)	Family LP holds and manages properties for the family of Benjamin P. Cowart;

(v)	Holdings is a Texas limited partnership which holds shares of the Company; and

(vi)	VTX is a former Texas corporation that solely owns shares of the Company.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each Reporting Person is as follows:

(i)	Benjamin P. Cowart is a United States citizen;

(ii)	Shelley T. Cowart is a United States citizen;

(iii)	Cowart Trust is a Texas trust;

(iv)	Family LP is a Texas limited partnership;

(v)	Holdings is a Texas limited partnership; and

(vi)	VTX is a former Texas corporation.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Effective on March 21, 2023, Mr. Cowart exercised options to purchase 166,000 shares of common stock with an exercise price of $1.26 per share, paid the aggregate exercise price of $209,160, and was issued 166,000 shares of common stock.

Effective May 14, 2023, the Board of Directors of the Company, with the recommendation of the Compensation Committee of the Board of Directors, in connection with the Company’s annual equity compensation review, approved the grant of stock options to Benjamin P. Cowart, the President and Chief Executive Officer of the Company (options to purchase 48,603 shares), in consideration for services rendered and to be rendered to the Company. The options were granted under the Company’s 2019 Equity Incentive Plan (the “2019 Plan”), and the options had a term of ten years, subject in all cases to the terms and conditions of the 2019 Plan and the award agreement entered into to evidence such grant, and Mr. Cowart’s continued service with the Company. The Options vest at the rate of 1/4th of such awarded options per year on each of May 14, 2024, 2025, 2026 and 2027. The options have an exercise price of $6.46 per share, the closing sales price of the Company’s common stock on the NASDAQ Capital market on May 12, 2023, the last trading day prior to the approval of the grants. The 2019 Plan has been registered on a Form S-8 Registration Statement previously filed by the Company with the Securities and Exchange Commission.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 10 of 13

Item 5. Interest in Securities of the Issuer

(a)	As of the close of business on June 16, 2023, the Reporting Persons together beneficially own in aggregate 6,652,354 shares of Common Stock representing 7.1% of the 93,230,313 shares of the Issuer’s issued and outstanding Common Stock, as confirmed by the Issuer’s transfer agent on such date (the “Outstanding Shares”), each beneficially own the following shares of Common Stock, based on the Outstanding Shares.

(i)	Benjamin P. Cowart is the beneficial owner of 6,652,354 shares of Common Stock (including 420,328 shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock which are exercisable within 60 days of June 16, 2023), representing 7.1% of the Outstanding Shares;

(ii)	Shelley T. Cowart, is the beneficial owner of 244,299 shares of Common Stock, representing less than 1% of the Outstanding Shares;

(iii)	Cowart Trust is the beneficial owner of 70,214 shares of Common Stock, representing less than 1% of the Outstanding Shares;

(iv)	Family LP is the beneficial owner of 5,450,608 shares of Common Stock, representing 5.8% of the Outstanding Shares;

(v)	Holdings is the beneficial owner of 7,500 shares of Common Stock, representing less than 1% of the Outstanding Shares; and

(vi)	VTX is the beneficial owner of 100,765 shares of Common Stock, representing less than 1% of the Outstanding Shares.

Mr. Cowart may be deemed to beneficially own the securities held by Family LP, Holdings and VTX due to his control of such entities pursuant to the positions he holds with such entities discussed elsewhere in this Schedule 13D, and may be deemed to beneficially own the securities held by Shelley T. Cowart, his wife, including the shares held by the Cowart Trust, due to such relationship as husband and wife.

(b)	The following table summarizes the number of shares beneficially owned by each Reporting Person, as to which they have (1) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition, and (2) shared power to dispose or to direct the disposition:

Reporting Person	Sole Power to Vote or to Direct the Vote and Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Benjamin P. Cowart	849,182(1)	5,803,172
Shelley T. Cowart	—	244,299
Cowart Trust	—	70,214
Family LP	—	5,450,608
Holdings	—	7,500
VTX	—	100,765

(1) Includes 420,328 shares of Common Stock issuable upon exercise of options which are exercisable within 60 days of the date of this filing.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 11 of 13

(c)	The information in Item 3 is incorporated by reference into this Item 5(c).

The following table, together with the information set forth in Item 3, incorporated by reference herein, sets forth all transactions with respect to shares of the Company’s Common Stock effected during the past sixty (60) days by any of the Reporting Persons. All transactions represent sales in open market transactions, pursuant to the 10b5-1 Plan discussed in Item 4.

Transactions in Common Stock by Family LP

Acquisition or Disposition of Shares	Date of Transaction	Amount of Securities Acquired or (Disposed Of)	Average Price Per Share ($)
Disposition	4/11/2023	(66,667)	$8.29
Disposition	4/19/2023	(66,666)	$8.00

(d)	No other person has the right to receive or the power to vote or to direct the vote, or to dispose or direct the disposition, of sale of the securities beneficially owned by the Reporting Persons as described in Item 5(a), above.

(e)	N/A.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 5)	Page 12 of 13

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2023

/s/ Benjamin P. Cowart
Benjamin P. Cowart

Date: June 20, 2023

/s/ Shelley T. Cowart
Shelley T. Cowart

Date: June 20, 2023

The Shelley T. Cowart 2016 Grantor Retained Annuity Trust

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart

Date: June 20, 2023

B&S Cowart II Family LP

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart

Date: June 20, 2023

Vertex Holdings, LP

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart

Date: June 20, 2023

VTX Inc.

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart